
May 15, 2013

Via E-mail
Stephen B. Lazarus
Executive Vice President & Chief Financial Officer
Steiner Leisure Limited
Suite 104A, Saffrey Square
P.O. Box N-9306
Nassau, The Bahamas

  Re: Steiner Leisure Limited
     Form 10-K for the Year Ended December 31, 2013
     Filed March 15, 2013
     Response dated May 3, 2013
     Form 10-Q for the Period Ended March 31, 2013
     Filed May 9, 2013
     File No. 000-28972

Dear Mr. Lazarus:

  We have reviewed your filings and your response dated May 3, 2013 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to our comments, we may have additional comments.

Ideal Image, page 24

1. Please supplement the disclosure you intend to add to your future filings in response to comment 3 from our letter dated April 25, 2013 by quantifying the number of the Ideal Image centers that are company owned, physician-owned and franchises.

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Audit Committee Report

2. We note that you include the information required by Item 407(d)(5) of Regulation S-K within the section titled Audit Committee Report and that your Form 10-K purports to incorporate this information by reference as Part III information. We note, however, the qualification at the end of this section, which indicates that the Audit Committee report shall not be incorporated by reference into any prior filings that incorporate by reference future filings, including the proxy statement. Going forward, please ensure that you provide all of the information required by Form 10-K without qualification.

Form 10-Q for the Period Ended March 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 18

3. In your response to comment 4 from our letter dated April 25, 2013 you committed to provide a more detailed analysis of the reasons underlying each material quantitative change in operating measures from period to period; however, several areas of your results of operations discussion in your Form 10-Q for the period ended March 31, 2013 could be revised to provide more meaningful disclosure about your financial results. For example, please explain why average weekly revenues from your land based spas decreased. As another example, while you disclose that Schools revenues declined due to a decrease in student populations caused by the unavailability of financial aid, you do not explain what caused the unavailability of financial aid and whether you expect this issue to affect you going forward. In addition, your disclosure should fully explain disproportionate line item shifts as requested in our prior comment. For example, you attribute each of the declines in Schools revenues and Schools operating income to decreased student populations, but do not explain why revenues decreased only 6% while operating incomes declined 50.3%. Please expand your disclosure going forward.

4. Please expand the discussion and analysis of your laser hair removal segment to discuss revenues, expenses and trends related to company-owned Ideal Image centers, physician-owned centers under which you receive management and/or service fees and franchised centers under which you receive royalties. Quantify the number of each type of center and discuss trends in the types of centers being opened.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director